SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of March, 2006

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Holding(s) in Company








PRUDENTIAL PLC ANNOUNCEMENT

Schedule 10 - Notification of Major Interests in Shares

 1. Name of Company

Prudential plc

 2. Name of shareholder having a major interest:

UBS AG

 3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 1 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

Notifiable interest of UBS AG

 4. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:

UBS business group / legal entity              Breakdown of position held (%)
MATERIAL
UBS Global Asset Management (Life) Ltd   14,888,954 shares          0.62%
*UBS AG London Branch                    43,439,523 shares          1.80%
UBS AG (Switzerland)                     15,200,000 shares          0.63%
UBS Financial Services Inc.              1,614 shares               0.00%
UBS AG - Total                           73,530,091 shares          3.04%

*UBS AG London Branch holds 19,373,921 of the Relevant
Shares by virtue of section 208(5) of the Act

 5. Number of shares/amount of stock acquired:

See Additional Information

 5. Percentage of issued class:

See Additional Information

 6. Number of shares/amount of stock disposed:

N/A

 7. Percentage of issued class:

N/A

 8. Class of security:

Ordinary shares of 5p each

 9. Date of transaction:

24 March 2006

10. Date company informed:

29 March 2006

11. Total holding following this notification:

73,530,091 ordinary shares of 5p each

12. Total percentage holding of issued class following this notification:

3.04%

13. Additional Information:

UBS AG notified the Company that at the close of business on 24 March 2006 it had an interest in 73,530,091 ordinary shares of Prudential plc.



Prudential plc is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America.

                                     -ENDS-

Contact name for Enquiries

Anne Newman

020 7548 3229

Company official responsible for making notification

Susan Henderson, Deputy Group Secretary

020 7548 3805


        SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 29, March 2006

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Susan Henderson

                                                   Susan Henderson
                                                   Deputy Group Secretary